UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMRs' Interests

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Timothy Bozik
2	Reason for the notification
a)	Position/status	President - Higher Education
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	60,794
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 60,794 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2021
f)	Place of t transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Giovanni Giovannelli
2	Reason for the notification
a)	Position/status	President - English Language Learning
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	28,113
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 28,113 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2021
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cinthia Granzo Nespoli
2	Reason for the notification
a)	Position/status	Chief Legal Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	19,844
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 19,844 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2021
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Hitchcock
2	Reason for the notification
a)	Position/status	Head of Telecom and Technology Partnerships
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	41,999
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 41,999 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2021
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Anna Vikström Persson
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Management Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: N/A	30,798
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 30,798 shares Aggregated price: N/A
e)	Date of the transaction	1 April 2021
f)	Place of the transaction	N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 April 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary